Exhibit 99.1

Triterras Acquires Invoice Bazaar

Acquisition enhances Triterras’ supply chain finance capabilities, establishes Middle East presence, and accesses leading regional e-commerce platforms

Co-founders of Invoice Bazaar joining Triterras’ leadership team

Singapore, May 17, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company for trade and trade finance, today announced that it has executed definitive agreements in connection with its previously announced Letter of Intent for the acquisition of Invoice Bazaar, an established provider of supply chain finance services and e-commerce financing in the Gulf Cooperation Council markets. The transaction is subject to customary closing conditions.

Invoice Bazaar’s 3 member founding team based in Dubai will be joining the Company’s existing Leadership Team.

Under the terms of the transaction, Triterras will pay shareholders of Invoice Bazaar up to $8 million USD over the next two years, subject to the achievement of certain revenue milestones. The Company anticipates that the transaction will be accretive to earnings within one year post close.

“This transaction is a truly transformative moment for our Company as it brings together a strong origination team in the Middle East along with an innovative financing solution for merchants to certain e-commerce companies” said Srinivas Koneru, Chairman and CEO of Triterras. “Triterras now has an exceptional team located in the strategically important Middle East region, with licenses to operate immediately. Invoice Bazaar’s capabilities in supply chain finance, receivables financing, and e-commerce supplier financing complements our Kratos platform and provides a blueprint for rollouts into other geographies.”

Anand Nagaraj, the senior leader of Invoice Bazaar, commented, “Our whole team is very excited to be joining forces with Triterras.  We believe Triterras will provide us with a robust, established network of top tier lenders, innovative lending solutions and technology enhancements to our platforms that will greatly accelerate our growth in capitalizing on tremendous opportunities.”

Below are brief biographies of the new members joining the Triterras’ Leadership team from Invoice Bazaar:

Anand Nagaraj – Executive Vice President, Middle East

Mr. Nagaraj is responsible for the management and growth of the Company’s Middle East business. He founded Invoice Bazaar and served as its CEO until its sale to Triterras. Mr. Nagaraj has 18 years of financial services and fintech experience in Asian and Middle East markets. Prior to founding Invoice Bazaar in 2016, he served as Senior Vice President at Citi heading the Middle East Commercial Banking Products including Supply Chain Financing. Mr. Nagaraj is based in Dubai, and reports to Chief Operating Officer, John Galani. He holds a Post Graduate Program in Management qualification from the Indian Institute of Management, Kozhikode and completed a Fintech Certificate Course from the Massachusetts Institute of Technology.

Ashok Balasubramanian – Vice President, Business Development, Middle East

Mr. Balasubramanian was a member of the founding team at Invoice Bazaar and since its inception has been responsible for Invoice’s Bazaar’s business development, a role he will continue at Triterras. Prior to joining Invoice Bazaar, he served as an Assistant Vice President managing commercial banking client relationships at Citi. Mr. Balasubramanian is based in Dubai and reports to Mr. Nagaraj. He holds a Masters in Business Administration from Welingkar Institute of Management, India.

Sumit Rungta –Vice President – Relationship Management, Middle East

Mr. Rungta was a member of Invoice Bazaar’s founding team and has been responsible for managing Invoice Bazaar’s Client Relationship Management Team and Partnerships since inception. Prior to joining Invoice Bazaar, he was responsible for Transaction Banking requirements of Commercial Banking clientele in the Middle East at Citi. Mr Rungta is based in Dubai and reports to Mr. Nagaraj. He holds a Masters in Business Administration from SP Jain Institute of Management & Research in Mumbai, India.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

About Invoice Bazaar

Invoice Bazaar is a 5 year old Dubai-based FinTech start-up which has developed a proprietary technology platform for offering Supply Chain Finance, Receivables Finance and Dynamic Discounting. Invoice Bazaar’s management team has over 50 years of combined work experience across banking and technology in global organizations including Citi, HSBC and Goldman Sachs. Invoice Bazaar’s platform provides opportunities for large buyers to help their smaller suppliers by having their receivables paid early. Invoice Bazaar won the Middle East and North Africa Fintech of the year award at FinTech Abu Dhabi, the most prestigious fintech event in the region.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to (i) the timing of the closing of the Invoice Bazaar acquisition, and (ii) the anticipated effects of the of such acquisition, as well as the risks set forth under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

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